Exhibit 99.1

Results of Stellantis’ 2023 Annual General Meeting

AMSTERDAM, April 13, 2023 - Stellantis N.V. (“Stellantis”) announced today that all resolutions submitted to the shareholders for approval at the Annual General Meeting of Shareholders (AGM) held in-person and broadcast live via Stellantis’ website were adopted, including the proposal to approve a EUR 4.2 billion dividend distribution on common shares.

The proposed distribution entails a payment to the holders of common shares of EUR 1.34 per outstanding common share. Shareholders holding common shares traded on the NYSE will receive USD 1.463548 per common share based on the official USD/EUR exchange rate reported by the European Central Bank on April 12, 2023. The distribution will be paid out from the profits shown in the 2022 Annual Accounts. The expected calendar for the common shares listed on the New York Stock Exchange, Euronext Paris and Euronext Milan will be as follows: (i) ex-date April 24, 2023, (ii) record date April 25, 2023, and (iii) payment date May 4, 2023.

The advisory vote on the 2023 Remuneration Report was 80.4% positive for the section excluding the pre-merger legacy matters and 51.9% positive for the section on the pre-merger legacy matters. Following the results of advisory vote on the 2022 Remuneration Report at the Annual General Meeting of Shareholders of 2022, the Company and the Remuneration Committee engaged in an extensive shareholder outreach. The proposals presented today took into account the relevant outcome.

Details of the resolutions submitted to the AGM are available on the Company’s corporate website (www.stellantis.com).

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com